SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
October 24, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published October 24, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 24, 2006	Press Release	Skanska to build offices and apartments in central Stockholm – investing approximaetly SEK 620 M	law and by the listing agreement with Stockholm Stock Exchange
October 24, 2006	Press Release	Skanska to update UK electricity network for about SEK 1.3 billion (GBP 100 M)	law and by the listing agreement with Stockholm Stock Exchange

11/6

SKANSKA

Press Release

October 24, 2006

Skanska to build offices and apartments in central Stockholm – investing approximately SEK 620 M

Skanska is developing city locations in downtown Stockholm with offices and apartments. A residential building with 80 apartments and an office building with about 14,000 square meters of rentable space will be built at Norra Bantorget. Occupancy is scheduled for 2008 for the office and 2009 for the apartments.

Skanska's investment amounts to SEK 364 M and SEK 257 M for the office and apartments building respectively.

The project will create a new city block along Torsgatan at Norra Bantorget. This is being made possible by the shifting the location of Torsgatan closer to existing buildings.

Skanska has worked for a number of years to develop the area in cooperation with the City of Stockholm. The first result of these efforts is the Clarion Hotel Sign, an SEK 500 M project that Skanska is currently constructing for the Norwegian investor Buchardt.

The development phase now being initiated involves offices and housing.

The office project covers a total of 20,500 square meters, of which 14,000 square meters of rentable space, making it one of the largest new office facilities in central Stockholm in this decade.

The building is eight stories above ground with about 70 parking spaces underground. Leasing negotiations are under way and the office is scheduled to be completed in 2008.

The seven-story residential building houses 80 one- to five-room apartments, with floor space varying from 36 to 115 square meters. Apartment sales are planned to start in the beginning 2007, with occupancy scheduled for the beginning of 2009.

It is planned that the street level of the residential building will house about 700 square meters of store premises.

The project was developed by Skanska Commercial Development Nordic and Skanska Residential Development Nordic.

Skanska Sweden will carry out construction for both the office and housing areas which will begin during 2006.

Skanska Commercial Development Nordic works with initiating, developing, managing and selling commercial property projects (offices, logistics facilities and shopping centers). The focus is on Stockholm, Gothenburg and the Öresund region.

Skanska Residential Development Nordic is one of the leading housing developers in the Nordic region. A total of 5,500 housing units are under construction in Sweden, Finland including Estonia, Norway and Denmark. The unit sold about 4,000 apartments in 2005.

For further information please contact:

Fredrik Wirdenius, President, Skanska Commercial Development Nordic, +46 8 504 350 62
Anders Kupsu, President, Skanska Residential Development Nordic. +46 8 504 361 85
Peter Gimbe, Press Officer, Skanska AB, +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

October 24, 2006

Skanska to update UK electricity network for about SEK 1.3 billion (GBP 100 M)

Skanska has been awarded a contract to support the upgrading and renewal of the UK's electricity transmission network. Skanska's share of the five-year contract is valued at around GBP 100 M, about SEK 1.3 billion, of which GBP 40 M, SEK 540 M, is being included in order bookings for the fourth quarter. The customer is National Grid.

National Grid has announced preferred partners for six new collaborative alliances that include contracts to manage, plan and carry out the updating of the electricity transmission network and substations across England and Wales. An alliance of Skanska UK, AREVA and Mott MacDonald is responsible for the South East of England.

The initial contract length is five years, with a potential extension for a further five years.

In the UK, Skanska is involved in a number of major utility schemes including the service, maintenance and upgrading of telecom networks as well as supply networks in the electricity, gas and water sectors. Skanska is also part of National Grid's alliance responsible for the upgrading of gas distribution mains in the North London area.

National Grid is one of the world's largest utilities, focused on delivering energy safely, reliably and efficiently. The company owns and operates the high-voltage electricity transmission network in England and Wales and the gas distribution system throughout UK.

Skanska UK reported revenues of SEK 10.7 billion in 2005, with 3,400 employees. The company is active in building construction and civil engineering as well as utilities and building services. Skanska also is a leader in the UK's Private Finance Initiative programme (PFI).

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905

This and previous releases can also be found at *www.skanska.com*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.